Prospectus Supplement	Filed Pursuant to Rule 424(b)(3)
(to Prospectus dated August 18, 2006)	Registration No. 333-136726

ADVANCED MEDICAL OPTICS, INC.

$500,000,000

3.25% Convertible Senior Subordinated Notes due 2026

and

Shares of Common Stock Issuable Upon Conversion of the Notes

This prospectus supplement supplements the prospectus dated August 18, 2006, as supplemented by prospectus supplements dated September 11, 2006, October 4, 2006 and November 2, 2006, relating to the resale by certain of our securityholders of up to $500,000,000 aggregate principal amount at maturity of our 3.25% Convertible Senior Subordinated Notes due 2026 and the shares of our common stock issuable upon conversion of the notes. You should read this prospectus supplement in conjunction with the prospectus. This prospectus supplement is qualified by reference to the prospectus, except to the extent that the information in this prospectus supplement supersedes the information contained in the prospectus.

The information appearing under the heading “Selling Securityholders” in the prospectus is hereby amended by the addition or substitution, as applicable, of the following:

Name of Selling Securityholder	Amount of Notes Offered Hereby	Percentage of Aggregate Principal Amount of Notes Outstanding	Number of Shares of Common Stock Owned (1) (2)	Number of Shares of Common Stock That May Be Sold (1)	Percentage of Common Stock Outstanding (3)

Whitebox Diversified Convertible Arbitrage Partners L.P. (4)	2,000,000	*	54,563 (5)	33,554	**

*	Represents less than 1% of the notes outstanding.
**	Represents less than 1% of the common stock outstanding.

(1)    Assumes conversion of all of the holder’s notes at a conversion rate of 16.7771 shares of common stock per $1,000 principal amount at maturity of the notes. This conversion rate is subject to adjustment, however, as described under “Description of the Notes — Conversion Rights — Make Whole Amount” and “Description of the Notes — Conversion Rights.” As a result, the number of shares of common stock issuable upon conversion of the notes may increase or decrease in the future. With respect to each $1,000 principal amount of notes surrendered for conversion, we will deliver the conversion value to holders as follows: (1) an amount in cash (the “principal return”) equal to the lesser of (a) the aggregate conversion value of the notes to be converted and (b) $1,000, and (2) if the aggregate conversion value of the notes to be converted is greater than the principal return, an amount in shares (the “net shares”) equal to such aggregate conversion value, less the principal return. The number of net shares to be delivered will be determined as described in the prospectus.

(2)    Includes shares of common stock issuable upon conversion of the notes in addition to any other shares of common stock identified to us by the selling securityholder as owned by it. See footnote (1).

(3)    Calculated based on Rule 13d-3(d)(i) of the Exchange Act, using 59,509,634 common shares outstanding as of January 10, 2007. In calculating this amount for each holder, we treated as outstanding the number of shares of common stock issuable upon conversion of all that holder’s notes, but we did not assume conversion of any other holder’s notes.

(4)    Andrew Redleaf, as the managing member of the general partner of the selling securityholder, has dispositive power over the notes and voting and dispositive power over the shares of common stock underlying the notes held by this selling securityholder.

(5)    The selling securityholder has indicated that it also beneficially owns $1,000,000 aggregate principal amount of our 1.375% Convertible Senior Subordinated Notes due 2025 (the “1.375% Notes”). The initial conversion rate of the 1.375% Notes is 21.0084 shares of common stock per $1,000 principal amount at maturity of the 1.375% Notes, subject to adjustment as described in the prospectus and the indenture relating to the 1.375% Notes.

Investing in the notes and our common stock issuable upon conversion of the notes involves risks that are described in the “Risk Factors” section of the accompanying prospectus beginning on page 10.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is January 17, 2007.